FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address of Company

IM Cannabis Corp. (the "Company")
550 Burrard St. #2300

Vancouver, BC, V6C 2B5

Item 2 - Date of Material Change

February 12, 2021

Item 3 - News Release

A press release disclosing the material change was released on February 16, 2021 through the facilities of Accesswire.

Item 4 - Summary of Material Change

On February 12, 2021, the Company completed the consolidation of its issued and outstanding common shares (the "Common Shares") on the basis of one (1) post-consolidation Common Share for each four (4) pre-consolidation Common Shares (the "Share Consolidation").

Item 5 - Full Description of Material Change

5.1 - Full Description of Material Change

On February 12, 2021, the Company consolidated its Common Shares on the basis of one (1) post- consolidation Common Share for each four (4) pre-consolidation Common Shares. The Common Shares commenced trading on the Canadian Securities Exchange (the "CSE") on a post-consolidation basis on February 12, 2021.

The Share Consolidation reduced the number of existing Common Shares from 160,565,748 Common Shares to 40,141,455 Common Shares. No fractional shares were issued. Any fractional interest in Common Shares that was less than 0.5 of a Common Share resulting from the Share Consolidation was rounded down to the nearest whole Common Share and any fractional interest in Common Shares that was 0.5 or greater of a Common Share was rounded up to the nearest whole Common Share.

There are currently 9,729,258 common share purchase warrants ("Warrants") listed for trading on the Canadian Securities Exchange. As a result of the Share Consolidation, the number of listed Warrants outstanding was not altered; however, the exercise terms were adjusted in accordance with the terms of the warrant indenture dated August 30, 2019, as supplemented on November 14, 2019 and February 12, 2021, such that four Warrants are now exercisable for one Common Share following the payment of an adjusted price of $5.20.

Following the Share Consolidation, the Common Shares continue to trade on the CSE under the stock trading symbol "IMCC".

The Company's shareholders approved the Share Consolidation at the Company's special meeting held on December 16, 2020.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6 - Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

Yael Harrosh
Corporate Secretary

+972-54-6687515

Item 9 - Date of Report

February 17, 2021.